Filed Pursuant to Rule 424(b)(3) & (c)
Registration Number 333-128243

PROSPECTUS SUPPLEMENT
TO
PROSPECTUS DATED NOVEMBER 22, 2005

MODTECH HOLDINGS, INC.

This prospectus supplement updates and changes certain information in the accompanying prospectus which relates to an aggregate of 7,857,452 shares of the common stock of Modtech Holdings, Inc. that may be offered by the persons named in the prospectus under the caption "Selling Stockholders." This prospectus supplement is in addition to, and not in lieu of, the prospectus dated November 22, 2005 and should be read in conjunction with that prospectus.

This prospectus supplement is qualified in its entirety by the accompanying prospectus, except to the extent that the information herein modifies or supersedes the information contained in the prospectus. To the extent there is a conflict between the contents of this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein, the information in this prospectus supplement shall control.

Our common stock currently trades on the Nasdaq National Market under the symbol "MODT." As of March 14, 2006, the closing trading price of our common stock was $7.92 per share.

Carefully consider "Risk Factors" beginning on page 3 of the accompanying prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

The Date of this Prospectus Supplement is March 15, 2006

2005 FOURTH QUARTER AND YEAR-END OPERATING RESULTS

Quarter Ended December 31, 2005

Revenues for the quarter ended December 31, 2005 rose 24% to $55.9 million from $45.2 million in fourth-quarter 2004, due primarily to higher sales in Florida and Texas and continuing focus on new products and markets. Cost of sales was $60.1 million versus $48.4 million for fourth-quarter last year. Gross loss for the quarter was $4.2 million, compared to a gross loss of $3.2 million in fourth-quarter 2004. The loss in the fourth quarter of 2005 is attributable to two school projects bid in late 2003 before the restructuring of operations began in late 2004 and to two other Florida projects that incurred additional site costs due to issues with field management.

Sales, general, and administrative (SG&A) expenses for the quarter ended December 31, 2005 were $4.8 million, compared to $3.5 million in fourth-quarter 2004. The increase in SG&A was due primarily to incremental administrative costs associated with Sarbanes-Oxley compliance, increased legal expenses and adjustments to our bad-debt reserves. Operating losses for the quarter were $9.1 million, compared to operating losses of $1.1 million in fourth-quarter 2004.

Net loss for the fourth-quarter of 2005 was $9.0 million, or 53 cents per share on 16.9 million weighted-average shares outstanding, compared to a net loss of $12.0 million, or 86 cents per share on 13.9 million weighted-average shares outstanding, for the fourth-quarter of 2004.

Year Ended December 31, 2005

Revenues for the year ended December 31, 2005 rose 24% to $230 million, compared to $185 million in 2004, due primarily to strong sales growth in Florida (up 120% to $53.7 million) and Texas (up 55% to $19 million) and an 8% increase to $128 million in sales in California. Higher sales in Florida were due to continuing growth in the education market and projects resulting from hurricane damage from storms in both 2004 and 2005. The increase in sales in Texas was the result of higher demand from dealers in the fourth-quarter in response to hurricanes Katrina and Rita. In California, sales of relocatable and permanent modular classrooms increased 13% to $107 million because school projects in the unusually high backlog from 2004 were completed during 2005 as the backlog was worked down to a historically normal level.

Cost of sales for 2005 was $221 million, compared to $188 million in 2004. Volume accounted for the largest component of the increased cost of sales. In addition, there was $13.5 million attributable to project cost overruns and adjustments for underbid projects and $1.2 million associated with the closure of two factories in California. Gross profit for the year improved by $11.9 million to $8.9 million from a gross loss of $2.9 million in 2004.

SG&A expenses for the fiscal year ended December 31, 2005 were $15.9 million, compared to $14.5 million in 2004, and included costs related to Sarbanes-Oxley compliance and higher sales volume. Operating losses for 2005 narrowed to $7.0 million from $16.7 million in 2004.

Net interest expense for 2005 increased to $8.7 million, from $2.9 million in 2004, due to higher interest rates, higher average revolver balances caused by operating losses during 2005, amortization of debt issuance costs of $1.0 million, and accretion of convertible debt discount in the amount of $1.1 million. In addition, $1.2 million in interest-related expenses was incurred as a result of loan covenant violations. Management believes net interest expenses will be lower in 2006 due to anticipated lower debt, lower interest rates, and avoidance of covenant violations and related penalties because of the refinancing of the current credit facility which management is now negotiating.

Net loss for the year ended December 31, 2005 was $21.1 million, or $1.35 per share on 15.7 million weighted-average shares outstanding, and included $8.7 million, or 55 cents per share, in net interest expenses and $5.8 million, or 37 cents per share, in non-cash losses to account for embedded derivatives related to the Company's convertible notes and related warrants. These embedded derivative increases were caused by the general rise of the Company's stock price during the year. Net loss for 2004 was $18.5 million, or $1.35 per share on 13.9 million weighted-average shares outstanding, and included $2.8 million in net interest expenses. No tax benefit was recorded in 2005 and only $0.1 million was recorded in 2004.

MODTECH HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2005 and 2004

	2005	2004
Net sales	$230,324,000	$185,194,000
Cost of goods sold	221,376,000	188,114,000
Gross profit (loss)	8,948,000	(2,920,000)
Selling, general, and administrative expenses	15,920,000	14,495,000
(Gain) loss on sale of property and equipment	(6,000)	(745,000)
Covenant amortization	25,000	29,000
(Loss) income from operations	(6,991,000)	(16,699,000)
Other (expense) income:
Interest expense	(9,028,000)	(2,867,000)
Interest income	358,000	31,000
Loss on warrant and embedded derivatives	(5,804,000)	—
Other, net	361,000	881,000
	(14,113,000)	(1,955,000)
(Loss) income before income taxes	(21,104,000)	(18,654,000)
Income tax benefit (provision)	—	108,000

Net (loss) income	(21,104,000)	(18,546,000)
Series A preferred stock dividend	—	221,000
Net (loss) income applicable to common shareholders	$(21,104,000)	$(18,767,000)

Basic (loss) earnings per common share	$(1.35)	$(1.35)
Basic weighted-average shares outstanding	15,682,357	13,949,372
Diluted (loss) earnings per common share	$(1.35)	$(1.35)
Diluted weighted-average shares outstanding	15,682,357	13,949,372

Selected Quarterly Financial Information (Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2005:
Net sales	$55,913,000	$65,576,000	$58,297,000	$50,538,000
Gross (loss) profit	(4,226,000)	4,771,000	6,081,000	2,322,000
Net (loss) income	(8,972,000)	(10,656,000)	2,656,000	(4,132,000)
(Loss) earnings per common share:
Basic	$(0.53)	$(0.66)	$0.18	$(0.28)
Diluted	(0.53)	(0.66)	0.18	(0.28)
2004:
Net sales	$45,207,000	$55,950,000	$54,628,000	$29,409,000
Gross (loss) profit	(3,213,000)	(3,023,000)	3,546,000	(230,000)
Net (loss) income	(11,965,000)	(5,639,000)	759,000	(1,701,000)
(Loss) earnings per common share:
Basic	$(0.86)	$(0.41)	$0.05	$(0.12)
Diluted	(0.86)	(0.41)	0.05	(0.12)